News Release
For immediate publication

ART initiates clinical trials of the SoftScan® system at the University of California-San Diego as part of its North American pivotal study

The University of California-San Diego participates in the clinical trial of this unique and innovative breast cancer diagnosis technology

Montreal, Canada, March 29, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced that it is undertaking clinical trials at the Moores Cancer Center, University of California, San Diego (UCSD), in La Jolla, as part of its North American pivotal study for the SoftScan® optical breast imaging system.

“We are pleased to work with ART on this important new imaging modality which has the potential to improve the diagnosis and effective treatment of breast cancer. We believe in the potential of optical imaging and its application to both preclinical and clinical research and have made it a key area for our own research,” said Dr. Christopher Comstock, Principal Investigator and Section Chief of Breast Imaging, Department of Radiology, UCSD.

“We are delighted to be associated with this prestigious institution. This site will give us access to an important pool of patients and contribute to the success of pivotal trials now underway across Canada and the US,” explained Ms. Micheline Bouchard, President and CEO of ART Advanced Research Technologies Inc.

Through participation in this study, UCSD’s Moores Cancer Center is joining other renowned medical centres such as the Cedars Breast Clinic of the McGill University Health Centre, the Centre Hospitalier de l’Université de Montréal, the Central Alberta Medical Imaging Services, the UHN Princess Margaret Hospital, and the Massachusetts General Hospital, in bringing the SoftScan device to market. Indeed, this study represents the final stage prior to commercializing SoftScan, an optical breast imaging system designed to improve the diagnosis and treatment of breast cancer. ART intends to present results of the study in its submission to Health Canada and the U.S. Food and Drug Administration (FDA) to support its pre-market approval application for SoftScan.

SoftScan has been designed first as a complementary diagnostic tool to mammography, to be ultimately used for the detection and treatment monitoring of breast cancer. Its non-invasive and pain-free approach uses time-domain optical imaging technology, which may allow better characterization of breast tumours as benign or malignant, while maintaining the patient’s well-being.

About the study
The study will extend through the year 2006 and will examine 600 to 950 women aged 25 to 60 and older. It will assess the clinical safety of the device and its effectiveness under conditions of actual use. This study will be conducted at the Moores UCSD Cancer Center, Central Alberta Medical Imaging Services, McGill University Health Centre (MUHC), and at additional major centres in North America to be announced in the upcoming months.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

The Moores UCSD Cancer Center, founded in 1979, is one of just 39 centers in the United States to hold a National Cancer Institute (NCI) designation as a Comprehensive Cancer Center. As such, it ranks among the top centers in the nation conducting basic, translational and clinical cancer research, providing advanced patient care and serving the community through outreach and education programs.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

Visual material available on request.

For information:

Sébastien Gignac Corporate Secretary and General Counsel ART Advanced Research Technologies Inc. T. (514) 832-0777 sgignac@art.ca

Jacques Bédard Chief Financial Officer ART Advanced Research Technologies Inc. T. (514) 832-0777 jbedard@art.ca

Nancy Stringer Director, Cancer Center Communications Moores UCSD Cancer Center T. (619) 543-6163 nstringer@ucsd.edu